Exhibit 99.76

Enthusiast Gaming’s Online Gaming Festival, EGLX, Watched By Over 12
Million Fans

EGLX 2020 streamed a total of 53 hours of content over four days from Nov 10-13

TORONTO, Nov. 25, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV), the largest gaming platform in North America, connecting with over 300 million gamers monthly worldwide, recently concluded its Enthusiast Gaming Live Experience 2020 (“EGLX 2020”), a fusion of ideov games, esports, music, fashion, and lifestyle content and events. Supported by key sponsors, including SpiderTech, G FUEL and TikTok, the virtual event featured world premieres, unique performances and thrilling competitions - all live streamed to millions across the globe.

Entering its fifth year - the four-day free event was live streamed on eglx.com and on the Company’s main Twitch channel: LG Loyal at twitch.tv/lgloyal. With a main broadcast centre in Toronto, multiple feeds were simultaneously streamed from all over the world in real-time, from as far away as Australia. The Toronto production and control centre hosted three cameras on-site and LED-lit walls and lighting were used to further enhance the viewer experience. Altogether, the digital event drew over 12 million viewers, totaling 53 hours of live streamed content during the event.

In addition to performances by musicians ZHU and  Goldlink, and appearances from NFL Stars Richard Sherman and Darius Slay, the event hosted a variety of announcements. Luminosity Gaming, Enthusiast Gaming’s esports organization, which counts 70 million fans, hosted the finale of its Rising Stars reality competition to find the next gaming superstar, which included more than a month of preliminary challenges and judging. With a panel featuring top Luminosity content creators Félix “xQc” Lengyel and Elliott “Muselk” Watkins, up-and-coming streamer, BabyCappah, was announced as the winner and was awarded a $100,000 Luminosity Gaming sponsorship. Fortnite pro Nicholas “Nick Eh 30” Amyoony was also signed to Luminosity Gaming’s roster where he will continue to create family-friendly content.

“We are tremendously proud of how much EGLX has grown over the past five years, from a small cottage event to a premium, tier 1 gaming and esports fan experience. We look forward to continuing to create new and unique content experiences for our fans like Rising Stars and Gamers Got Talent, that consistently attract new sponsors and create additional content distribution opportunities on other platforms,” shared Adrian Montgomery, CEO of Enthusiast Gaming. “EGLX, which has traditionally been a live, in-person event, pivoted this year to a digital format. I could not be more pleased with the finished product that drew an audience of over 12 million. During a time when we are all physically separated - gaming has a unique advantage in its online communities that have existed for years, and we want to continue building on them through events like EGLX where they can all come together.”

Additional event highlights included:

•	The Escapist Magazine’s Games Showcase
•	Gamers Got Talent with guest judges, Anomaly, Justin Guarini, runner-up on the first season of American Idol and hosted by Corey Mandell and Dreezy
•	SlayVS, NFL star Darius Slay joined fellow NFL players Richard Sherman and the Griffin Twins and American Rap Artist Goldlink to play a friendly game of Call of Duty Warzone
•	Call of Duty Tournament hosted by RockyNoHands
•	The Sims Resource LIVE featuring designs by Louise Goldin and hosted by Sims content creator and streamer, Deligracy
•	Pocket Gamer Launchpad, celebrating new, upcoming or updated iOS and Android games

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Forward Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contacts:
Enthusiast Gaming Contact: Eric Bernofsky, Chief Corporate Officer, 416.623.9360
Media Relations – ID Public Relations, EnthusiastGaming@id-pr.com